

April 11, 2018

Board of Directors
c/o James Monroe III, Chairman of the Board and Chief Executive Officer
Globalstar, Inc.
300 Holiday Square Blvd.
Covington, LA 70433

Dear Mr. Monroe:

Mudrick Capital Management, L.P., together with its affiliates ("Mudrick" or, "we"), is an SEC-registered investment advisor collectively managing approximately $1.8 billion. We are a long-term shareholder of Globalstar, Inc. ("Globalstar" or, the "Company"), having held shares in the Company since 2014, with current beneficial ownership of 70,689,669 shares, or approximately 5.6% of the Company's outstanding common stock. We are also the largest independent shareholder of Globalstar. The Thermo Companies ("Thermo"), a group of privately-owned businesses of which you are the majority owner, is currently the only shareholder with a greater percentage ownership of Globalstar than ours, controlling over 50% of the Company's outstanding common stock and voting power.

We believe Globalstar's stock is deeply undervalued. Utilizing a conservative estimate for the value of the Company's satellite business, and excluding the value of the Company's net operating losses, potential international S-band rights, and L and C-bands, we believe the stock is trading at an implied value of approximately $0.29 per MHz-POP for the U.S. S-band spectrum rights. Based on our knowledge of the industry and discussions with industry experts, we believe Globalstar's U.S. S-band spectrum is worth over $1.50 per MHz-POP given the role that this spectrum could play in a 5G world.

We are writing to recommend value-enhancing options that would maximize the benefit to all shareholders. We believe that Globalstar's current stock price is not reflective of the value of the Company due to market concerns regarding the Company's capital requirements for 2018 and a potentially dilutive equity offering in response. As such, we are prepared to lend the Company $150 million in a *non-convertible* financing instrument to cure its capital needs through the end of 2019 and to thereby address investor concerns. We are prepared and willing to move quickly towards such a financing transaction. While we would welcome the opportunity for other shareholders, including Thermo, to participate in our proposed financing arrangement, we do not believe it would be in the best interests of shareholders for the Company to seek such a capital raise without first assessing the market's interest in participating. For example, we would not support any overtures by the Company to seek additional financing from Thermo in exchange for convertible instruments senior to equity, because such an approach effectively amounts to the Company accepting dilutive capital from an insider.

We have decided to convert our investment from passive to active and will be filing a Schedule 13D to this effect shortly. We highlight the responsibility of independent Board members to protect the best interests of shareholders, a responsibility which we believe is even more paramount in a situation like here at Globalstar where there is a controlling and highly influential inside shareholder. We are sending this letter publicly to convey to the Board, management and investors our views on a suitable course of action that would serve the best interest of all shareholders. We urge the Board to form a committee of truly independent directors to consider any potential capital-raising activities or alternatives to enhance shareholder value. We would welcome the opportunity to engage in constructive dialogue with the Board or a special committee of the Board in this regard. We look forward to receiving your response in an expeditious manner.

Sincerely,

Jason Mudrick
Mudrick Capital Management, L.P.